SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

------------------------------------------------------------------------------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One):


[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 1997


                                       OR

[  ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ___________ to ______________

                         Commission File Number 1-10000


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

              CORESTATES EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             FIRST UNION CORPORATION
                             One First Union Center
                      Charlotte, North Carolina 28288-0013

                  (a) The following financial statements and reports, which have been prepared pursuant to the requirements of the Employee Retirement Income Security Act of 1974, are filed as part of this Annual Report on Form 11-K:


    Report of Independent Auditors.

    Financial Statements:

            Statement of Net Assets Available for Benefits, with Fund Information, December 31, 1997.

            Statement  of  Net Assets
            Available  for  Benefits,  with Fund
            Information, December 31, 1996.

            Statement of Changes in Net Assets Available for
            Benefits, with Fund Information, Year ended December
            31, 1997.

            Statement of Changes in Net Assets Available for
            Benefits, with Fund Information, Year ended December
            31, 1996.

            Notes to Financial Statements.

            Line 27-a--Assets Held for Investment Purposes.
            Line 27-d--Reportable Transactions.


                  (b) The following Exhibit is filed as part of this Annual Report on Form 11-K:

            Consent of Ernst & Young LLP.

                              Financial Statements
                           and Supplemental Schedules

                       CoreStates Employee Stock Ownership
                                and Savings Plan

                     Years ended December 31, 1997 and 1996
                       with Report of Independent Auditors

              CoreStates Employee Stock Ownership and Savings Plan

                            Financial Statements and
                             Supplemental Schedules

                     Years ended December 31, 1997 and 1996




                                    Contents

Report of Independent Auditors...........................................................................1

Audited Financial Statements

Statement of Net Assets Available for Benefits, With Fund
   Information, December 31, 1997........................................................................2
Statement of Net Assets Available for Benefits, With Fund
   Information, December 31, 1996........................................................................3
Statement of Changes in Net Assets Available for Benefits, With Fund
   Information, Year ended December 31, 1997.............................................................4
Statement of Changes in Net Assets Available for Benefits, With Fund
   Information, Year ended December 31, 1996.............................................................5
Notes to Financial Statements............................................................................6


Supplemental Schedules

Line 27-a--Assets Held for Investment Purposes...........................................................17
Line 27-d--Reportable Transactions.......................................................................18


                         Report of Independent Auditors

The Board of Directors
First Union Corporation

We have audited the accompanying statements of net assets available for benefits of the CoreStates Employee Stock Ownership and Savings Plan as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1997 and 1996, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1997, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The Fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.




Philadelphia, PA
April 28, 1998                                                Ernst & Young LLP



              CoreStates Employee Stock Ownership and Savings Plan

      Statement of Net Assets Available for Benefits, With Fund Information

                                December 31, 1997

                                                                           Fund Information
                                     -----------------------------------------------------------------------------------------------
                                     CoreStates
                                      Financial              CoreStates
                                        Corp    CoreStates     Short-     CoreStates  CoreStates              CoreStates  CoreStates
                                       Common     Growth    Intermediate   Equity     Liquidity   CoreStates  Internation   Core
                           Total     Stock Fund Equity Fund  Bond Fund    Index Fund    Fund       Balanced   Growth Fund   Equity
                                                                                                   Fund                      Fund
                       -------------------------------------------------------------------------------------------------------------

Assets
Investments, at fair value
 (cost $630,582,985):
  CoreStates Financial
    Corp
    common stock       $624,485,399 $423,944,610 $         - $         - $         - $         - $         - $        - $         -
  Mutual funds          366,181,163      690,193  90,453,822  19,817,390  35,353,538  70,057,461  60,988,214  8,978,192  69,288,822
  Participants' notes
    receivable           25,390,070            -           -           -           -           -           -          -           -
                       ------------------------------------------------------------------------------------------------------------
Total investments     1,016,056,632  424,634,803  90,453,822  19,817,390  35,353,538  70,057,461  60,988,214  8,978,192  69,288,822

Receivables:
  Due from broker         8,058,763    7,357,776      36,032     133,158           -           -           -    338,649           -
  Accrued investment
   income                 4,634,243    2,682,503           -      96,985     106,365           -     305,118    114,450      38,397
  Interfund receivable    2,868,266    2,152,544           -           -      38,239           -     102,259     10,430           -

Cash                      6,615,844            -   1,167,079      84,195   1,551,047           -   1,629,906          -   1,480,116
                       ------------------------------------------------------------------------------------------------------------
Total assets          1,038,233,748  436,827,626  91,656,933  20,131,728  37,049,189  70,057,461  63,025,497  9,441,721  70,807,335

Current liabilities:
Interfund payable         2,868,266      498,814     389,072     108,953      82,111   1,131,398      47,812     15,373      19,750
Due to broker             3,453,754            -           -           -   1,239,132           -     728,373          -     894,399
Accrued interest
   expense                1,242,045            -           -           -           -           -           -          -           -
Current portion of
   loan payable           1,496,813            -           -           -           -           -           -          -           -
Overdrafts                6,790,921    5,365,888           -           -           -   1,173,672           -    251,361           -

Noncurrent liabilities:
Loan payable             54,640,871            -           -           -           -           -           -          -           -
                       ------------------------------------------------------------------------------------------------------------
Total liabilities        70,492,670    5,864,702     389,072     108,953   1,321,243   2,305,070     776,185    266,734     914,149
                       ------------------------------------------------------------------------------------------------------------
Net assets available
   for benefits        $967,741,078 $430,962,924 $91,267,861 $20,022,775 $35,727,946 $67,752,391 $62,249,312 $9,174,987 $69,893,186
                       ============================================================================================================

                                                     Fund Information
                              ------------------------------------------------------------
                                          CoreStates  CoreStates  CoreStates  CoreStates
                               CoreStates  Employee  Contribution    ESOP        ESOP
                               Bond Fund   Loan Fund     Fund     Allocated  Unallocated
Assets                         ------------------------------------------------------------
Investments, at fair value
 (cost $630,582,985):
  CoreStates Financial
    Corp
    common stock              $         - $         - $         -  $26,806,758  $173,734,031

  Mutual funds                 10,385,200     103,612      61,113           62         3,544
  Participants' notes
    receivable                          -  25,390,070           -            -             -
                              --------------------------------------------------------------
Total investments              10,385,200  25,493,682      61,113   26,806,820   173,737,575

Receivables:
  Due from broker                       -           -           -      193,148             -
  Accrued investment
   income                          45,366           -           -      164,166     1,080,893
  Interfund receivable                  -     564,794           -            -             -

Cash                              689,650         770         215       12,852            14
                              --------------------------------------------------------------
Total assets                   11,120,216  26,059,246      61,328   27,176,986   174,818,482

Current liabilities:
Interfund payable                       -     574,813         170            -             -
Due to broker                     591,850           -           -            -             -
Accrued interest
   expense                              -           -           -            -     1,242,045
Current portion of
   loan payable                         -           -           -            -     1,496,813
Overdrafts                              -           -           -            -             -

Noncurrent liabilities:
Loan payable                            -           -          -             -    54,640,871
                              --------------------------------------------------------------
Total liabilities                 591,850     574,813         170            -    57,379,729
                              --------------------------------------------------------------
Net assets available
   for benefits               $10,528,366 $25,484,433     $61,158  $27,176,986  $117,438,753
                              ==============================================================




See accompanying notes.

                             CoreStates Savings Plan

      Statement of Net Assets Available for Benefits, With Fund Information

                                December 31, 1996


                                                                                  Fund Information
                                                     ----------------------------------------------------------------------
                                                                                  CoreStates
                                                      CoreStates   CoreStates        Short-
                                                      Financial     Growth       Intermediate   CoreStates    CoreStates
                                                     Corp Common    Equity           Bond      Equity Index    Liquidity
                                           Total      Stock Fund     Fund            Fund          Fund          Fund
                                      -------------------------------------------------------------------------------------
Assets
Investments, at fair value
  (cost $296,526,722):
    CoreStates Financial Corp common
      stock                            $  210,426,578 $ 210,426,578 $         -    $         -   $         -   $         -
    Mutual funds                          199,446,716       652,433  67,749,653     18,545,937     16,063,342    43,178,687
    Participants' notes receivable         15,760,146             -           -              -              -             -
                                      -------------------------------------------------------------------------------------
Total investments                         425,633,440   211,079,011  67,749,653     18,545,937     16,063,342    43,178,687

Receivables:
    Due from broker                         9,071,432     8,536,682           -        184,161              -             -
    Accrued investment income               2,667,991     1,981,596      60,543         93,131         58,815             -
    Interfund receivable                    6,165,947        13,179   1,240,342          1,091      2,306,572     1,380,027

Cash                                          189,842         3,882       1,635            463            322       181,614
                                      -------------------------------------------------------------------------------------
Total assets                              443,728,652   221,614,350  69,052,173     18,824,783     18,429,051    44,740,328

Current liabilities
Interfund payable                           6,165,947     5,730,609     102,926         66,192         24,719       155,771
Due to broker                               4,157,535       903,240     780,652              -      1,902,478             -
                                      -------------------------------------------------------------------------------------
Total liabilities                          10,323,482     6,633,849     883,578         66,192      1,927,197       155,771
                                      -------------------------------------------------------------------------------------
Net assets available for benefits      $  433,405,170 $214,980,501  $68,168,595   $ 18,758,591  $ 16,501,854  $ 44,584,557
                                      =====================================================================================


                                                   Fund Information
                                     -------------------------------------------

                                                                     CoreStates
                                      CoreStates     CoreStates      Employee
                                       Balanced     International      Loan
                                         Fund        Growth Fund       Fund
                                     -------------------------------------------

Assets
Investments, at fair value
  (cost $296,526,722):
    CoreStates Financial Corp common
      stock                            $          -   $         -   $         -
    Mutual funds                         48,446,691     4,809,973             -
    Participants' notes receivable                -             -    15,760,146
Total investments                    -------------------------------------------
                                         48,446,691     4,809,973    15,760,146

Receivables:                                350,589             -             -
    Due from broker                         355,248       118,658             -
    Accrued investment income               116,069       679,496       429,171
    Interfund receivable
                                              1,767           154             5
Cash                                 -------------------------------------------
                                         49,270,364     5,608,281    16,189,322
Total assets

Current liabilities                          76,870         8,860             -
Interfund payable                                 -       571,165             -
Due to broker                        -------------------------------------------
                                             76,870       580,025             -
Total liabilities                    -------------------------------------------
Net assets available for benefits      $ 49,193,494  $  5,028,256   $16,189,322
                                     ===========================================


See accompanying notes.

              CoreStates Employee Stock Ownership and Savings Plan

Statement of Changes in Net Assets Available for Benefits, With Fund Information

                          Year ended December 31, 1997


                                                                                     Fund Information
                                       --------------------------------------------------------------------------------------------
                                        CoreStates
                                         Financial   CoreStates   CoreStates
                                           Corp        Growth       Short-     CoreStates   CoreStates                CoreStates
                              Total    Common Stock    Equity    Intermediate Equity Index   Liquidity   CoreStates  International
                                           Fund         Fund       Bond Fund      Fund         Fund     Balanced Fund Growth Fund
                          ---------------------------------------------------------------------------------------------------------
Contributions:
  Employer                 $ 14,426,961  $         -  $         -  $         -  $         -  $         -   $        -  $        -
  Employee                   28,167,679            -            -            -            -            -            -           -
  Rollovers                     646,991      179,340       97,516       14,236       66,879       61,139       60,374      54,763
                          ---------------------------------------------------------------------------------------------------------
Total contributions          43,241,631      179,340       97,516       14,236       66,879       61,139       60,374      54,763

Investment income:
  Interest                    6,587,945       86,788       37,126    1,140,509       25,753    2,888,253       28,205       9,630
  Dividends on CoreStates
     Financial Corp
     common stock            15,274,780    8,216,890            -            -            -            -            -           -
  Dividend income             2,618,508            -       77,850            -      354,380            -    1,326,300     114,450
  Distribution - Capital
     Gains                   19,149,410            -    6,334,396            -    1,014,607            -    3,103,529     366,518
                          ---------------------------------------------------------------------------------------------------------
Total investment income      43,630,643    8,303,678    6,449,372    1,140,509    1,394,740    2,888,253    4,458,034     490,598

Net realized and
   unrealized
   appreciation
   (depreciation)
   in fair value of
   investments              260,738,083  113,893,019   14,775,000      181,744    5,112,167            -    4,962,683    (214,345)
Transfers from Meridian
   Bancorp, Inc. Employee
   Stock Ownership Plan      72,428,016            -            -            -            -            -            -           -
Transfers from Meridian
   Bancorp, Inc.
   Employees Savings Plan   193,877,755            -            -            -            -            -            -           -
Interest expense             (4,986,682)           -            -            -            -            -            -           -
Participants' withdrawals   (74,270,422) (17,399,237)           -            -            -            -            -           -
Participants' interfund
   transfers                          -  111,005,623    1,777,378      (72,305)  12,652,306   20,218,442    3,574,727   3,815,715
Other (disbursements)
   receipts                    (323,116)           -            -            -            -            -            -           -
                          ---------------------------------------------------------------------------------------------------------
Increase in net assets
   available for Plan
   benefits during the
   year                     534,335,908  215,982,423   23,099,266    1,264,184   19,226,092   23,167,834   13,055,818   4,146,731
Net assets available for
   benefits at beginning
   of year                  433,405,170  214,980,501   68,168,595   18,758,591   16,501,854   44,584,557   49,193,494   5,028,256
                          ---------------------------------------------------------------------------------------------------------
Net assets available for
   benefits at end of year  $967,741,078 $430,962,924 $91,267,861  $20,022,775  $35,727,946  $67,752,391   $62,249,312 $9,174,987
                          =========================================================================================================



                                                                        Fund Information
                          ------------------------------------------------------------------------------------------------------

                          CoreStates               CoreStates   CoreStates   CoreStates   CoreStates   CoreStates
                         Core Equity  CoreStates    Employee   Contribution Distribution     ESOP         ESOP       Meridian
                             Fund     Bond Fund    Loan Fund       Fund         Fund       Allocated   Unallocated    Fund C
                          -------------------------------------------------------------------------------------------------------
Contributions:
  Employer                 $        - $          -  $         -   $12,239,620 $         -   $    420,934 $ 1,766,407   $        -
  Employee                          -            -            -    28,167,679           -              -           -            -
  Rollovers                    62,758       12,270            -             -           -              -           -       31,541
                          -------------------------------------------------------------------------------------------------------
Total contributions            62,758       12,270            -    40,407,299           -        420,934   1,766,407       31,541

Investment income:
  Interest                    145,708       40,285    1,210,872         9,823       1,353          3,787       1,696        4,604
  Dividends on CoreStates
     Financial Corp
     common stock                   -            -            -             -           -        535,730   4,223,906    2,298,254
  Dividend income             177,046      568,482            -             -           -              -           -            -
  Distribution - Capital
     Gains                  8,330,360            -            -             -           -              -           -            -
                          -------------------------------------------------------------------------------------------------------
Total investment income     8,653,114      608,767    1,210,872         9,823       1,353        539,517   4,225,602    2,302,858

Net realized and
   unrealized
   appreciation
   (depreciation)
   in fair value of
   investments              6,540,039      238,649            -             -           -     10,039,886  65,049,099   40,160,142
Transfers from Meridian
   Bancorp, Inc. Employee
   Stock Ownership Plan             -            -            -             -           -     12,127,342  60,300,674            -
Transfers from Meridian
   Bancorp, Inc.
   Employees Savings Plan  49,226,075    8,207,261            -     1,926,296           -              -           -   96,287,894
Interest expense                    -            -            -             -           -              -  (4,986,682)           -
Participants' withdrawals           -            -            -             - (51,443,485)      (947,563)          -   (4,480,137)
Participants' interfund
   transfers                5,411,200    1,461,419    8,084,239   (42,282,260) 51,765,248      4,996,870  (8,916,347)(134,302,298)
Other (disbursements)
   receipts                         -            -            -             -    (323,116)             -           -            -
                          -------------------------------------------------------------------------------------------------------
Increase in net assets
   available for Plan
   benefits during the
   year                    69,893,186   10,528,366    9,295,111        61,158           -     27,176,986 117,438,753            -
Net assets available for
   benefits at beginning
   of year                          -            -   16,189,322             -           -              -           -            -
                          -------------------------------------------------------------------------------------------------------
Net assets available for
   benefits at end of year $69,893,186  $10,528,366 $25,484,433   $    61,158  $        -   $ 27,176,986 $117,438,753  $        -
                          =======================================================================================================

                                             Fund Information
                          ------------------------------------------------------

                                                         Meridian     Meridian
                            Meridian     Meridian       Segregated    Rollover
                             Fund B      Loan Fund     Payment Fund     Fund

                          ------------------------------------------------------
Contributions:
  Employer                   $       -    $       -      $        -  $        -
  Employee                           -            -               -           -
  Rollovers                      6,175            -               -           -
                           -----------------------------------------------------
Total contributions              6,175            -               -           -

Investment income:
  Interest                     940,503        4,446           8,360         244
  Dividends on CoreStates
     Financial Corp
     common stock                    -            -               -           -
  Dividend income                    -            -               -           -
  Distribution - Capital
     Gains                           -            -               -           -
                           -----------------------------------------------------
Total investment income        940,503        4,446           8,360         244

Net realized and
   unrealized
   appreciation
   (depreciation)
   in fair value of
   investments                       -            -               -           -
Transfers from Meridian
   Bancorp, Inc. Employee
   Stock Ownership Plan              -            -               -           -
Transfers from Meridian
   Bancorp, Inc.
   Employees Savings Plan   27,866,870    9,064,930       1,190,859     107,570
Interest expense                     -            -               -           -
Participants' withdrawals            -            -               -           -
Participants' interfund
   transfers               (28,813,548)  (9,069,376)     (1,199,219)   (107,814)
Other (disbursements)
   receipts                          -            -               -           -
                           -----------------------------------------------------
Increase in net assets
   available for Plan
   benefits during the
   year                              -            -               -           -
Net assets available for
   benefits at beginning
   of year                           -            -               -           -
                           -----------------------------------------------------
Net assets available for
   benefits at end of year   $       -    $       -      $        -  $        -
                           =====================================================

See accompanying notes.

                             CoreStates Savings Plan

Statement of Changes in Net Assets Available for Benefits, With Fund Information

                          Year ended December 31, 1996


                                                                                    Fund Information
                                                   ---------------------------------------------------------------------------------

                                                    CoreStates    CoreStates     CoreStates
                                                     Financial     Growth          Short-       CoreStates   CoreStates   CoreStates
                                                    Corp Common    Equity       Intermediate   Equity Index   Liquidity    Balanced
                                          Total     Stock Fund      Fund          Bond Fund        Fund         Fund         Fund
                                      ----------------------------------------------------------------------------------------------

Contributions:
   Employer                            $ 12,456,272 $          - $          - $          - $          -  $          - $          -
   Employee                              16,962,372            -            -            -            -             -            -
   Rollovers                              3,419,104      811,090      439,509      110,428      732,413       587,005      539,485
                                      ----------------------------------------------------------------------------------------------
Total contributions                      32,837,748      811,090      439,509      110,428      732,413       587,005      539,485

Investment income:
   Interest                               4,366,442      100,894       27,776    1,070,853        5,059     2,155,427       21,112
   Dividends on CoreStates Financial
     Corp common stock                    7,234,871    7,234,871            -            -            -             -            -
   Dividend income                        1,443,449            -            -            -      170,775             -    1,219,244
   Distribution capital gains            10,328,238            -    7,275,232            -      128,840             -    2,600,878
                                      ----------------------------------------------------------------------------------------------
Total investment income                  23,373,000    7,335,765    7,303,008    1,070,853      304,674     2,155,427    3,841,234

Net realized and unrealized
   appreciation (depreciation) in
   fair value of investments             62,192,275   55,275,161    4,478,287     (201,219)   1,959,144             -      736,370
Participants' withdrawals               (32,663,219)  (4,848,873)           -            -          (86)            -            -
Participants' interfund transfers                 -   (3,540,473)   1,690,038     (989,114)   5,864,044    (3,107,389)      20,847
Other (disbursements)                      (109,405)           -            -            -            -             -            -
                                      ----------------------------------------------------------------------------------------------
Increase in net assets available
   for benefits during the year          85,630,399   55,032,670   13,910,842       (9,052)   8,860,189      (364,957)   5,137,936

Net assets available for benefits at
   beginning of year                    347,774,771  159,947,831   54,257,753   18,767,643    7,641,665    44,949,514   44,055,558
                                      ----------------------------------------------------------------------------------------------
Net assets available for benefits at
   end of year                         $433,405,170 $214,980,501 $ 68,168,595 $ 18,758,591 $ 16,501,854  $ 44,584,557 $ 49,193,494
                                      ==============================================================================================




                                     ------------------------------------------------------
                                      CoreStates   CoreStates
                                     International  Employee     CoreStates   CoreStates
                                        Growth        Loan      Distribution Contribution
                                         Fund         Fund          Fund         Fund
                                     ------------------------------------------------------
Contributions:
   Employer                           $          - $          -  $         -  $ 12,456,272
   Employee                                      -            -            -    16,962,372
   Rollovers                               199,174            -            -             -
                                     ------------------------------------------------------
Total contributions                        199,174            -            -    29,418,644

Investment income:
   Interest                                  6,704      978,617            -             -
   Dividends on CoreStates Financial
     Corp common stock                           -            -            -             -
   Dividend income                          53,430            -            -             -
   Distribution capital gains              323,288            -            -             -
                                     ------------------------------------------------------
Total investment income                    383,422      978,617            -             -

Net realized and unrealized
   appreciation (depreciation) in
   fair value of investments               (55,468)           -            -             -
Participants' withdrawals                     (243)           -  (27,814,017)            -
Participants' interfund transfers        1,827,027     (269,758)  27,923,422   (29,418,644)
Other (disbursements)                            -            -     (109,405)            -
                                     ------------------------------------------------------
Increase in net assets available
   for benefits during the year          2,353,912      708,859            -             -

Net assets available for benefits at
   beginning of year                     2,674,344   15,480,463            -             -
                                     ------------------------------------------------------
Net assets available for benefits at
   end of year                        $  5,028,256 $ 16,189,322 $          -  $          -
                                     ======================================================

See accompanying notes.

              CoreStates Employee Stock Ownership and Savings Plan

                          Notes to Financial Statements

                     Years ended December 31, 1997 and 1996


1. Description of the Plan

The following brief description of the CoreStates Employee Stock Ownership and Savings Plan (the Plan) is provided for general information only. Participants should refer to the Plan Agreement for more complete information.

General

The Plan is a defined contribution, profit-sharing plan which covers qualified employees of CoreStates Financial Corp and certain of its subsidiaries ("the Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The name of the Plan was changed from the CoreStates Savings Plan to the CoreStates Employee Stock Ownership and Savings Plan on January 1, 1997, as a result of the addition of an employee stock ownership feature to the Plan. Additional changes were made to certain provisions of the Plan (i.e. contributions) which are described in the following footnotes.

Participants of the Meridian Bancorp, Inc. Savings Plan and the Meridian Bancorp, Inc. Employee Stock Ownership Plan, became eligible to participate in the Plan as a result of the April 9, 1996, acquisition by CoreStates Financial Corp of Meridian Bancorp, Inc. The net assets of the Meridian Bancorp, Inc. Employees Savings Plan (approximately $194 million) and the net assets of the Meridian Bancorp, Inc. Employee Stock Ownership Plan (approximately $72 million) were transferred into the Plan on January 1, 1997.

On April 28, 1998, the Plan sponsor was acquired by First Union Corporation. As a result of the merger, each share of the Plan's investments in CoreStates common stock were exchanged for 1.62 shares of First Union Corporation common stock. Management intends to merge the Plan with the First Union Corporation Savings Plan and Trust in 1999.

Contributions

Employee

The Plan provides for employee contributions on either an after-tax basis or a before-tax basis (up to $9,500 in 1997 and 1996) equal to any whole percentage of the participant's compensation up to 12% (10% in 1996).

              CoreStates Employee Stock Ownership and Savings Plan

1. Description of the Plan (continued)

Employer

The Company makes a matching contribution to the Plan on behalf of each participant. In 1997, the Company's match was determined as follows:

            Employee
       Contribution as a                 CoreStates Matching Contributions as a
     Percentage of Base Pay                Percentage of Employee Contribution
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

         1% - 4%                            Variable: 50% to 150%
         5% - 8%                              Fixed: 50%

The amount of the variable match is based on the Company's attainment of its performance targets. The variable match for 1997 was 100%.

The first 50% of the variable match is invested in CoreStates common stock. The Plan owns Company common shares acquired with proceeds from a bank borrowing, and holds the stock in a trust established under the Plan. The borrowing is to be repaid over a period of twenty years from interest and dividend income earned in the unallocated trust and to the extent necessary, by fully deductible contributions to the trust fund.

As the Plan makes principal payments, stock held in the unallocated fund is released for allocation to participants through Company match contributions. Dividends on allocated shares may be either distributed or reinvested in Company stock at the discretion of the Company. Dividends on unallocated shares are used to repay the loan.

The borrowing is collateralized by the unallocated shares of stock and is guaranteed by the Company. The lender has no rights against shares once they are allocated under the Plan. Accordingly, the financial statements of the Plan for the year 1997 present separately the assets and liabilities and changes therein pertaining to:

(a) the accounts of employees with vested rights in allocated stock (Allocated) and

(b) stock not yet allocated to employees (Unallocated).

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is required to vote all shares in the Plan, including unallocated shares, in proportion to the response received for participants and beneficiaries with respect to stock allocated to participant accounts.

              CoreStates Employee Stock Ownership and Savings Plan

                    Notes to Financial Statements (continued)


The employer match for 1996 was determined, based on years of service, as follows:

      Participant's Years of Vesting Service Preceding         Percent of Basic
                        Contribution                             Contribution
   ------------------------------------------------------- ---------------------

   Fewer than 2 years                                               50%
   At least 2 years but fewer than 3 years                          75%
   3 years or more                                                 100%

Vesting

Employee contributions, rollovers, and qualified voluntary employee contribution accounts, as affected by investment results, are fully vested at all times. Employer contributions, other than qualified non-elective contributions, as affected by investment results, are 50% vested after 2 years of vesting service, and 100% vested after 3 years of vesting service. Employer contributions are also fully vested upon termination of employment because of normal retirement, death, or disability.

Upon the participant's employment termination date, that portion of the Employer's contributions applicable to such participant which is not vested is forfeited and applied to reduce future Employer contributions.

Unvested portions are restored to participant's accounts if the participant is reemployed by the Company before incurring a five-year break in service.

Expenses

The expenses of the Plan, including but not limited to legal and accounting fees, shall be paid by the Plan unless voluntarily paid by the Company.

Payment of Benefits

Distributions from the Plan will be made when a participant retires, dies (in which case, payment shall be made to his or her beneficiary or, if none, his or her legal representatives), becomes totally and permanently disabled, or otherwise terminates employment with the Company.

A participant may receive vested benefits as a lump-sum payment or if the participant's vested accrued benefit exceeds $3,500, the participant may elect to receive equal annual installments over a period not exceeding ten years. Also, participants may elect to receive a distribution from their investments in the CoreStates Common Stock Fund in the form of CoreStates Financial Corp common stock.

              CoreStates Employee Stock Ownership and Savings Plan

1. Description of the Plan (continued)

Included in assets available for plan benefits at December 31, 1997 is approximately $17 million which represents the amount due to participants who have requested withdrawals.

Loans

Active participants, terminated participants and beneficiaries with accrued benefits under the Plan, may borrow funds from the Plan subject to requirements of the Plan. Loans advanced against employees' vested benefits in the Plan are deducted from the amount of any benefits which are payable to the participant upon termination.

Withdrawals

A participant shall be permitted to withdraw all or a portion of the amount in the participant's after-tax contribution account subject to the restrictions or penalties as set forth in the Plan.

Participants who apply for a hardship withdrawal under IRS regulations, or who cease to be a participant in the Plan, may receive their deferred account balance in full.

Investment Options

CoreStates Bank, N.A. (CBNA) serves as Trustee for the Plan. Nine investment funds, as of December 31, 1997, are maintained under the Plan for accumulation and investment of the participants' accounts. The funds are as follows:

A. CoreStates Financial Corp Common Stock Fund invests primarily in common stock of CoreStates Financial Corp;

B. CoreStates Growth Equity Fund invests principally in the CoreFund Growth Equity Fund Class Y, a mutual fund of CoreFunds, Inc. which seeks growth of capital and an increasing flow of dividends from a diversified portfolio of common stocks;

C. CoreStates Short-Intermediate Bond Fund invests principally in the CoreFund Short-Intermediate Bond Fund Class Y, a mutual fund of CoreFunds, Inc. which seeks consistent income by investing principally in a diversified portfolio of debt securities with an expected average weighted maturity of two to five years;

D. CoreStates Equity Index Fund invests principally in the CoreFund Equity Index Fund Class Y, a mutual fund of CoreFunds, Inc. which seeks to achieve price and yield performance similar to the S&P 500 Composite Index;

              CoreStates Employee Stock Ownership and Savings Plan

1. Description of the Plan (continued)

E. CoreStates Liquidity Fund invests in the CoreFund Cash Reserve Fund Class Y, a mutual fund of CoreFunds, Inc. which seeks current income with liquidity and stability of principal;

F. CoreStates Balanced Fund invests principally in the CoreFund Balanced Fund Class Y, a mutual fund of CoreFunds, Inc. which seeks to provide total return while preserving capital by investing in a combination of common stocks and fixed income securities;

G. CoreStates International Growth Fund invests principally in the CoreFund International Growth Fund Class Y, a mutual fund of CoreFunds, Inc. which seeks long-term growth of capital by investing in a portfolio of common stocks diversified by country and industry;

H. CoreStates Core Equity Fund invests principally in the CoreFund CoreEquity Fund which seeks growth of capital and an increasing flow of dividends from a diversified portfolio of common stocks of companies with large, medium, or small capitalization, this option was not available in 1996;

I. CoreStates Bond Fund invests principally in the CoreFund Bond fund which seeks consistent income by investing in a diversified portfolio of debt securities, this option was not available in 1996.

At  December  31,  1996,   seven  funds  were  maintained  under  the  Plan  for
accumulation and investment of participant accounts. The Funds were as follows:

       CoreStates Financial Corp Common Stock Fund
       CoreStates Growth Equity Fund
       CoreStates Short-Intermediate Bond Fund
       CoreStates Equity Index Fund
       CoreStates Liquidity Fund
       CoreStates Balanced Fund
       CoreStates International Growth Fund

See above for a description of each fund.

Meridian Fund B which invested in short-term securities and Meridian Fund C which invested in CoreStates Financial Corp common stock along with the Meridian Loan Fund, Segregated Payment Fund, and Rollover Fund were funds of the former Meridian Bancorp, Inc. Savings Plan, which merged with the Plan in 1997. The assets of these funds were transferred to funds of the plan with similar investment objectives or activities.

              CoreStates Employee Stock Ownership and Savings Plan

1. Description of the Plan (continued)

CoreStates Financial Corp provides investment advisory and custodial services for the above mutual funds.

2. Summary of Significant Accounting Policies

Investment Valuation

Investments are stated at fair value. Securities transactions are recorded on the trade date. The cost of investments sold is determined on an average historical cost basis. Loans are carried at the unpaid principal balance. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassification

Certain prior year amounts were reclassified to conform to current year format.

3. Investments

Investments are comprised of the following:


                                                           Shares            Average              Fair
                                                          or Units            Cost               Value
                                                     ----------------------------------------------------------
December 31, 1997
CoreStates Financial Corp
    Common Stock Fund:
       Common Stock+                                       5,265,692    $     229,320,359  $     423,944,610
       CoreFund Cash Reserve Fund Class Y                    690,193              690,193            690,193
                                                                       ----------------------------------------
                                                                              230,010,552        424,634,803

CoreStates Growth Equity Fund:
    CoreFund Cash Reserve Fund Class Y                       470,967              470,967            470,967
    CoreFund Growth Equity Fund
       Class Y+                                            5,510,279           65,715,751         89,982,855
                                                                       ----------------------------------------
                                                                               66,186,718         90,453,822

              CoreStates Employee Stock Ownership and Savings Plan

3. Investments (continued)

                                                           Shares            Average              Fair
                                                          or Units            Cost               Value
                                                     ----------------------------------------------------------
December 31, 1997 (continued)

CoreStates Short-Intermediate Bond Fund:
    CoreFund Cash Reserve Fund Class Y                       196,687     $        196,687    $        196,687
    CoreFund Short-Intermediate Bond
       Fund Class Y                                        1,971,930           19,417,715          19,620,703
                                                                       ----------------------------------------
                                                                               19,614,402          19,817,390

CoreStates Equity Index Fund:
    CoreFund Cash Reserve Fund Class Y                       429,461              429,461             429,461
    CoreFund Equity Index Fund Class Y                       880,809           28,046,057          34,924,077
                                                                       ----------------------------------------
                                                                               28,475,518          35,353,538

CoreStates Liquidity Fund:
    CoreFund Cash Reserve Fund Class Y+                   70,057,461          70,057,461           70,057,461

CoreStates Balanced Fund:
    CoreFund Cash Reserve Fund Class Y                       380,986             380,986              380,986
    CoreFund Balanced Fund Class Y+                        4,456,412          50,879,063           60,607,228
                                                                       ----------------------------------------
                                                                              51,260,049           60,988,214

CoreStates International Growth Fund:
    CoreFund Cash Reserve Fund Class Y                       138,682             138,682              138,682
    CoreFund International Growth                            665,625
       Fund Class Y                                                            8,987,086            8,839,510
                                                                       ----------------------------------------
                                                                               9,125,768            8,978,192

CoreStates Core Equity Fund:
    CoreFund Cash Reserve Fund Class Y                       789,344             789,344              789,344
    CoreFund Core Equity Fund Class Y+                     3,323,353          58,696,483           68,499,478
                                                                       ----------------------------------------
                                                                              59,485,827           69,288,822

CoreStates Bond Fund:
    CoreFund Cash Reserve Fund Class Y                       916,898             916,898              916,898
    CoreFund Bond Fund Class Y                               894,866           9,087,269            9,468,302
                                                                       ----------------------------------------
                                                                              10,004,167           10,385,200

              CoreStates Employee Stock Ownership and Savings Plan

3. Investments (continued)

                                                           Shares            Average              Fair
                                                          or Units            Cost                Value
                                                     -----------------------------------------------------------
December 31, 1997 (continued)

CoreStates Employee Loan Fund:
    CoreFund Cash Reserve Fund Class Y                       103,612     $        103,612   $          103,612
    Participant Notes Receivable, with
    interest rates ranging from 5.5% to 11%                                    25,390,070           25,390,070
                                                                       -----------------------------------------
                                                                               25,493,682           25,493,682
CoreStates Contribution Fund
    CoreFund Cash Reserve Fund Class Y                        61,113               61,113               61,113

CoreStates ESOP-Allocated:
    CoreStates Common Stock                                  332,566            9,225,830           26,806,758
    CoreFund Cash Reserve Fund Class Y                            62                   62                   62
                                                                       -----------------------------------------
                                                                                9,225,892           26,806,820
CoreStates ESOP-Unallocated:
    CoreStates Common Stock                                2,158,183           51,578,292          173,734,031
    CoreFund Cash Reserve Fund Class Y                         3,544                3,544                3,544
                                                                       -----------------------------------------
                                                                               51,581,836          173,737,575
                                                                       -----------------------------------------
Total investments                                                        $    630,582,985   $    1,016,056,632
                                                                       =========================================


                                                           Shares            Average              Fair
                                                          or Units            Cost                Value
                                                     -----------------------------------------------------------
December 31, 1996
CoreStates Financial Corp
    Common Stock Fund:
       Common Stock+                                        4,042,040    $    103,656,676   $      210,426,578
       CoreFund Cash Reserve Fund Class Y                     652,433             652,433              652,433
                                                                       -----------------------------------------
                                                                              104,309,109          211,079,011

CoreStates Growth Equity Fund:
    CoreFund Cash Reserve Fund Class Y                        272,372             272,372              272,372
    CoreFund Growth Equity Fund Class Y+                    5,020,631          54,046,127           67,477,281
                                                                       -----------------------------------------
                                                                               54,318,499           67,749,653

              CoreStates Employee Stock Ownership and Savings Plan

3. Investments (continued)

                                                            Shares              Average               Fair
                                                           or Units               Cost               Value
                                                     --------------------------------------------------------------
December 31, 1996 (continued)

CoreStates Short-Intermediate Bond Fund:
    CoreFund Cash Reserve Fund Class Y                         78,555        $         78,555   $          78,555
    CoreFund Short-Intermediate Bond
       Fund Class Y                                         1,872,959              18,435,305          18,467,382
                                                                          -----------------------------------------
                                                                                   18,513,860          18,545,937
CoreStates Equity Index Fund:
    CoreFund Cash Reserve Fund Class Y                         91,149                  91,149              91,149
    CoreFund Equity Index Fund Class Y                        520,734              13,590,931          15,972,193
                                                                          -----------------------------------------
                                                                                   13,682,080          16,063,342
CoreStates Liquidity Fund:
    CoreFund Cash Reserve Fund Class Y+                    43,178,687              43,178,687          43,178,687
                                                                          -----------------------------------------
                                                                                   43,178,687          43,178,687

CoreStates Balanced Fund:
    CoreFund Cash Reserve Fund Class Y                        333,016                 333,016             333,016
    CoreFund Balanced Fund Class Y+                         3,892,692              41,653,831          48,113,675
                                                                          -----------------------------------------
                                                                                   41,986,847          48,446,691
CoreStates International Growth Fund:
    CoreFund Cash Reserve Fund Class Y                         35,190                 35,190              35,190
    CoreFund International Growth
       Fund Class Y                                           370,476              4,742,304           4,774,783
                                                                          -----------------------------------------
                                                                                   4,777,494           4,809,973

CoreStates Employee Loan Fund:
    Participant Notes Receivable, with interest
       rates ranging from 5.5% to 11%
                                                                                  15,760,146          15,760,146
                                                                          =========================================
Total investments                                                           $    296,526,722    $    425,633,440
                                                                          =========================================


+ Represents greater than 5% of net assets available for benefits at the end of the year.

              CoreStates Employee Stock Ownership and Savings Plan

3. Investments (continued)

Fair values are determined as follows: (1) CoreStates Financial Corp Common Stock - on the basis of the last reported sale price on the last business day of the year; and (2) Mutual funds - at net asset value at the close of business on the last business day of the year.

The Plan's investments are held by a bank-administered trust fund. During 1997, the Plan's investments (including investments bought, sold, as well as held during the year) appreciated in fair value as follows:

                                                        Net Appreciation in Fair
                                                           Value During 1997
                                                       -------------------------

Fair value as determined by quoted market prices:
    CoreStates Financial Corp common stock                $       188,982,004
    Mutual funds                                                   71,756,079
                                                       =========================
Total                                                     $       260,738,083
                                                       =========================

4. Loans Payable

The Plan has a term loan from an affiliate that was used to finance the purchase of shares of the Company's common stock. The loan repayment term is 20 years, and bears interest at 8.85%. The principal payments due for the next five years are as follows:

                     1998                              $   1,496,814
                     1999                                  1,634,838
                     2000                                  1,774,383
                     2001                                  1,947,631
                     2002                                  2,125,802

The Company is obligated to make contributions in cash to the Plan which, when aggregated with the Plan's dividends on unallocated shares and interest earnings, equal the amount necessary to enable the Plan to make its regularly scheduled payments of principal and interest due on its term loan.

              CoreStates Employee Stock Ownership and Savings Plan

5. Plan Termination

Although the Company has expressed no intention to do so, the Company has the authority to terminate the Plan at any time. If the Plan were to be terminated, each participant would remain fully entitled to the value of his or her account. Upon termination of the Plan, the Trustee will pay all liabilities and expense of the trust fund and sell shares of unallocated stock to the extent it determines such sale to be necessary in order to repay the loan.

6. Income Tax Status

The Internal Revenue Service has ruled that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan has subsequently been amended. Management is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

7. Year 2000 (Unaudited)

The Plan is reliant on CoreStates and third parties for data processing. CoreStates has undertaken a program to prepare and convert its computer systems and applications to enable them to function properly with respect to dates in the year 2000 and thereafter (the "Program"). Although management intends to merge the Plan with the First Union Corporation Savings Plan and Trust, if the merger is not consummated, the Program will need to be completed. CoreStates is in discussions with third parties to determine the extent to which the Plan's systems are vulnerable. The Plan does not expect that its results of operations will be significantly affected, as CoreStates and its third-party processors do not intend to charge the Plan for the costs of converting their computer systems. However, to the extent that the Program is not completed timely, the Year 2000 issue could have a material impact on the operations of the Plan.

                             Supplemental Schedules

              CoreStates Employee Stock Ownership and Savings Plan

                 Line 27-a--Assets Held for Investment Purposes

                                December 31, 1997


                 Description                    Shares or Units       Average Cost           Fair Value
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------

CoreStates Financial Corp*
    Common Stock                                     7,756,441      $    290,124,481    $       624,485,399

CoreFund* Cash Reserve Fund
    Class Y                                         74,239,010            74,239,010             74,239,010

CoreFund* Growth Equity
    Fund Class Y                                     5,510,279            65,715,751             89,982,855

CoreFund* Short-Intermediate Bond
    Fund Class Y                                     1,971,930            19,417,715             19,620,703

CoreFund* Equity Index Fund
    Class Y                                            880,809            28,046,057             34,924,077

CoreFund* Balanced Fund
    Class Y                                          4,456,412            50,879,063             60,607,228

CoreFund* International Growth
    Fund Class Y                                       665,625             8,987,086              8,839,510

CoreFund* Core Equity Fund
    Class Y                                          3,323,353            58,696,483             68,499,478

CoreFund* Bond Fund
    Class Y                                            894,866             9,087,269              9,468,302

Participant Notes Receivable, with
    interest rates ranging from 5.5%
    to 11.0%                                                              25,390,070             25,390,070
                                                                  ===========================================
Total investments                                                   $    630,582,985    $     1,016,056,632
                                                                  ===========================================

*Indicates a party-in-interest to the Plan.

              CoreStates Employee Stock Ownership and Savings Plan

                       Line 27-d--Reportable Transactions

                          Year ended December 31, 1997

                                                                                             (A)                 (A)
                                                                                          Purchase             Selling
Identity of Parties Involved           Description of Assets                                Price               Price         Gain
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Category I--A single transaction is excess of 5% of plan assets

CoreFund Cash Reserve Class Y         Sold 30,164,693 units                                              $  30,164,693  $          -

CoreFund Cash Reserve Class Y         Purchased 30,993,000 units                          $30,993,000                              -

CoreFund Cash Reserve Class Y         Sold 33,565,515 units                                                 33,565,515             -

Category III--A series of transactions in a security issue aggregating in excess of 5% of plan assets

CoreStates Financial Corp             Purchased 701,226 units in 214 transactions;         41,285,678       64,032,268     4,536,761
                                      sold 1,145,815 units in 151 transactions

CoreFund Growth Equity Fund           Purchased 1,429,030 units in 145 transactions;       18,105,421       18,065,402     1,829,520
    Class Y                           sold 807,852 units in 42 transactions

CoreFund Equity Index Fund            Purchased 542,379 units in 122 transactions;         18,968,430        5,255,101       555,220
                                      sold 111,231 units in 47 transactions

CoreFund Cash Reserve Fund Class Y    Purchased 206,517,642 units in 965 transactions;    206,517,642      216,297,748             -
                                      sold 216,297,748 units in 1,252 transactions

CoreFund Balanced Fund Y              Purchased 1,122,343 units in 138 transactions;       17,230,513        8,693,966       733,118
                                      sold 665,414 units in 42 transactions


              CoreStates Employee Stock Ownership and Savings Plan

                          Year ended December 31, 1997


                                                                                                   (A)          (A)
                                                                                                 Purchase     Selling
Identity of Parties Involved                                        Description of Assets         Price        Price        Gain
------------------------------------------------------------------------------------------------------------------------------------
CoreFunds Core Equity Fund                       Purchased 1,311,499 units in 115 transactions;
                                                 sold 658,031 units in 34 transactions.          $27,244,541  $13,621,987 $1,517,426

Morgan Stanley Repurchase Agreement              Purchased 10,984,000 units in 2 transactions;
   5.15%, matured 2/11/97                        sold 10,984,000 units in 1 transaction.          10,984,000   10,984,000          -

Morgan Stanley Repurchase Agreement              Purchased 10,898,000 units in 2 transactions;
   5.15%, 2/11/97                                sold 10,898,00 units in 1 transaction.           10,898,000   10,898,000          -

Republic of New York Repurchase Agreement 5.3%,  Purchased 15,000,000 units in 1 transaction;
   matured 1/31/97                               sold 15,000,000 units in 1 transaction.          15,000,000   15,000,000          -

HSBC Repurchase Agreement                        Purchased 15,164,000 units in 2 transactions;
   5.29%, matured 1/31/97                        sold 15,164,000 units in 1 transaction.          15,164,000   15,164,000          -


       There were no Category II or IV transactions during the year ended December 31, 1997.


       (A)     Commissions   and  fees  related  to   purchases   and  sales  of
               investments are included in the cost of the investment or the proceeds from the sale and are not separately identified.

                                   SIGNATURES


                  Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                        CORESTATES EMPLOYEE STOCK OWNERSHIP
                          AND SAVINGS PLAN



                           By: ______________________________________
                               Name: Vikram H. Dewan
                               Title: Director of Human Resources


Date: June 29, 1998

                                  EXHIBIT INDEX


Exhibit No.              Description                   Location
-----------              -----------                   --------

(23)             Consent of Ernst & Young LLP       Filed herewith